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                                  UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                              Washington D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1 )*


                           DecisionOne Holdings Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    243456100
                               --------------------
                                  (CUSIP Number)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 243456100                      13G                        Page 2 of 9

--------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            J.H. WHITNEY & CO., A NEW YORK LIMITED PARTNERSHIP (IRS
            IDENTIFICATION NO. 13-1534455),
            THE GENERAL PARTNERS OF WHICH ARE MICHAEL C. BROOKS, PETER M.
            CASTLEMAN, JEFFREY R. JAY, WILLIAM LAVERACK, JR., RAY E. NEWTON,
            III, DANIEL J. O'BRIEN, BENNO C. SCHMIDT, MICHAEL R. STONE AND
            WHITNEY GENERAL PARTNER, L.L.C.
--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) |_|

                                                              (b) |X|
--------------------------------------------------------------------------------
 3          SEC USE ONLY

--------------------------------------------------------------------------------
 4          CITIZENSHIP OR PLACE OF ORGANIZATION

            A NEW YORK LIMITED PARTNERSHIP. ALL INDIVIDUAL GENERAL PARTNERS ARE UNITED STATES CITIZENS. WHITNEY GENERAL PARTNER, L.L.C. IS A DELAWARE LIMITED LIABILITY COMPANY.
--------------------------------------------------------------------------------
                             5        SOLE VOTING POWER
                                        1,255,204 shares                   4.5%
  Number of                  --------------------------------------------------
   Shares
Beneficially                 6        SHARED VOTING POWER
  Owned By                              3,054,617 shares                  11.0%
    Each                     --------------------------------------------------
  Reporting
   Person                    7        SOLE DISPOSITIVE POWER
    With                                1,255,204 shares                   4.5%
                             --------------------------------------------------

                             8        SHARED DISPOSITIVE POWER
                                        0 shares                             0%
--------------------------------------------------------------------------------
 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                4,309,821 shares
--------------------------------------------------------------------------------
10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*

                                                                            |X|
--------------------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                          15.5%
--------------------------------------------------------------------------------
12          TYPE OF REPORTING PERSON*
                                       PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 243456100                     13G                         Page 3 of 9

--------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            WHITNEY 1990 EQUITY FUND, L.P., A DELAWARE LIMITED PARTNERSHIP
            (IRS IDENTIFICATION NO. 06-1305466), THE GENERAL PARTNERS OF WHICH
            ARE MICHAEL C. BROOKS, PETER M. CASTLEMAN, JEFFREY R. JAY, WILLIAM
            LAVERACK, JR., RAY E. NEWTON, III, DANIEL J. O'BRIEN, BENNO C.
            SCHMIDT AND MICHAEL R. STONE.
--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            (a) |_|

                                                            (b) |X|
--------------------------------------------------------------------------------
 3          SEC USE ONLY

--------------------------------------------------------------------------------
 4          CITIZENSHIP OR PLACE OF ORGANIZATION

            A DELAWARE LIMITED PARTNERSHIP.  ALL GENERAL PARTNERS ARE UNITED
            STATES CITIZENS.
--------------------------------------------------------------------------------
                             5        SOLE VOTING POWER
                                        1,121,095 shares                   4.0%
               Number of     --------------------------------------------------
                Shares       6        SHARED VOTING POWER
             Beneficially               0 shares                             0%
               Owned By      --------------------------------------------------
                 Each        7        SOLE DISPOSITIVE POWER
               Reporting                1,121,095 shares                   4.0%
                Person       --------------------------------------------------
                 With        8        SHARED DISPOSITIVE POWER
                                        0 shares                             0%
--------------------------------------------------------------------------------
 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                1,121,095 shares
--------------------------------------------------------------------------------
10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*

                                                                            |X|
--------------------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                           4.0%
--------------------------------------------------------------------------------
12          TYPE OF REPORTING PERSON*
                                       PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 243456100                  13G                            Page 4 of 9

--------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            WHITNEY SUBORDINATED DEBT FUND, L.P., A DELAWARE LIMITED PARTNERSHIP
            (IRS NO. 13-3526570), THE GENERAL PARTNERS OF WHICH ARE MICHAEL C.
            BROOKS, PETER M. CASTLEMAN, JAMES H. FORDYCE, JEFFREY R. JAY,
            WILLIAM LAVERACK, JR., RAY E. NEWTON, III, DANIEL J. O'BRIEN, BENNO
            C. SCHMIDT AND MICHAEL R. STONE.
--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|

                                                                        (b) |X|
--------------------------------------------------------------------------------
 3          SEC USE ONLY

--------------------------------------------------------------------------------
 4          CITIZENSHIP OR PLACE OF ORGANIZATION

            A DELAWARE LIMITED PARTNERSHIP.  ALL GENERAL PARTNERS ARE UNITED
            STATES CITIZENS.
--------------------------------------------------------------------------------
                             5        SOLE VOTING POWER
                                        171,144 shares (issuable upon exercise
                                        of warrant)
               Number of                                                   0.6%
                Shares       --------------------------------------------------
             Beneficially    6        SHARED VOTING POWER
               Owned By                 0 shares                             0%
                 Each        --------------------------------------------------
               Reporting     7        SOLE DISPOSITIVE POWER
                Person                  171,144 shares (issuable upon exercise
                 With                   of warrant)
                                                                           0.6%
                             --------------------------------------------------
                             8        SHARED DISPOSITIVE POWER
                                        0 shares                             0%
--------------------------------------------------------------------------------
 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           171,144 shares (issuable upon exercise of warrant)
--------------------------------------------------------------------------------
10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*

                                                                            |X|
--------------------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                           0.6%
--------------------------------------------------------------------------------
12          TYPE OF REPORTING PERSON*
                                       PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                        13G                         Page 5 of 9

Item 1(a).           Name of Issuer:

                     DecisionOne Holdings Corp. (the "Issuer")

Item 1(b).           Address of Issuer's Principal Executive Offices:

                     50 East Swedesford Road
                     Frazer, PA 19355

Item 2(a)            Name of Person Filing:

                     (i) J. H. Whitney & Co. ("Whitney"), a New York limited partnership. The names and business addresses of the general partners of J. H. Whitney & Co. are as follows: Michael C. Brooks, Peter M. Castleman, Jeffrey R. Jay, William Laverack, Jr., Ray E. Newton, III, Daniel J. O'Brien, Michael R. Stone and Whitney General Partner, L.L.C., the business address of each of whom is 177 Broad Street, Stamford, CT 06901; and Benno C. Schmidt whose business address is 630 Fifth Avenue, New York, NY 10111.

                     (ii) Whitney 1990 Equity Fund, L.P. ("Whitney Equity Fund"), a Delaware limited partnership. The names and business addresses of the general partners of Whitney Equity Fund are as follows: Michael C. Brooks, Peter M. Castleman, Jeffrey R. Jay, William Laverack, Jr., Ray E. Newton, III, Daniel
                               J. O'Brien and Michael R. Stone, the business address of each of whom is 177 Broad Street, Stamford, CT 06901; and Benno C. Schmidt whose business address is 630 Fifth Avenue, New York, NY 10111.

                     (iii) Whitney Subordinated Debt Fund, L.P. ("Whitney Debt Fund"), a Delaware limited partnership. The names and business addresses of the general partners of Whitney Debt Fund are as follows:
                               Michael C. Brooks, Peter M. Castleman, James H. Fordyce, Jeffrey R. Jay, William Laverack, Jr., Ray E. Newton, III, Daniel J. O'Brien and Michael
                               R. Stone, the business address of each of whom is 177 Broad Street, Stamford, CT 06901; and Benno
                               C. Schmidt whose business address is 630 Fifth Avenue, New York, NY 10111.

Item 2(b)            Address of Principal Business Office, or, if none,
                     Residence:

                     (i)       J.H. Whitney & Co.
                               177 Broad Street
                               Stamford, CT 06901

                     (ii)      Whitney 1990 Equity Fund, L.P.
                               177 Broad Street
                               Stamford, CT 06901

                                           13G                      Page 6 of 9

                     (iii)     Whitney Subordinated Debt Fund, L.P.
                               177 Broad Street
                               Stamford, CT 06901

Item 2(c)            Citizenship:

                     (i) J. H. Whitney & Co. is a New York limited partnership. All of its individual general partners are citizens of the United States. Whitney General Partner, L.L.C. is a Delaware limited liability company.

                     (ii) Whitney Equity Fund is a Delaware limited partnership. All of its general partners are citizens of the United States.

                     (iii) Whitney Debt Fund is a Delaware limited partnership. All of its general partners are citizens of the United States.

Item 2(d)            Title of Class of Securities:

                               Common Stock

Item 2(e)            CUSIP Number:

                               243456100

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                               Not Applicable

                                         13G                        Page 7 of 9


Item 4.              Ownership.

                     The following information is provided as of May 9, 1997:

                     (a)       Amount Beneficially Owned:

                               (i)       Whitney is the beneficial owner of
                                         4,309,821 shares*

                               (ii) Whitney Equity Fund is the beneficial owner of 1,121,095, shares.*

                               (iii) Whitney Debt Fund is the beneficial owner of 171,144 shares.*

                     (b)       Percent of Class:

                               15.5% for Whitney;
                               4.0% for Whitney Equity Fund; and
                               0.6% for Whitney Debt Fund

                     (c)       Number of shares as to which such person has:

                               (i)       Sole power to vote or to direct the
                                         vote:

                                         1,255,204 shares for Whitney;
                                         1,121,095 shares for Whitney Equity
                                         Fund; and
                                         171,144 shares for Whitney Debt Fund

                               (ii)      shared power to vote or to direct the
                                         vote:

                                         3,054,617 shares for J. H. Whitney &
                                         Co.;
                                         0 shares for Whitney Equity Fund; and

-------------------------------
           * The shares of Common Stock reported as owned by Whitney Debt Fund are issuable upon the exercise of warrants held by Whitney Debt Fund, which warrants are exercisable within sixty days of the date hereof. 3,054,617 shares of Common Stock owned by Whitney are subject to the terms of a Voting Agreement and Irrevocable Proxy (the "Voting Agreement"), dated May 4, 1997, among Quaker Holding Co. ("Quaker"), the Issuer, Whitney and certain other shareholders of the Issuer, pursuant to which Voting Agreement these shares may not be sold, transferred or otherwise disposed of by Whitney and Whitney appointed Quaker as Whitney's irrevocable proxy to vote for the approval and adoption of a merger of Quaker with and into the Issuer. On February 19, 1997 Whitney distributed 622,454 shares of Common Stock to its partners. Does not include 214,123 shares of Common Stock owned individually by the general partners of Whitney. Does not include 4,000 shares of Common Stock issuable upon the exercise of options held by Michael C. Brooks, a general partner of Whitney, Whitney Equity Fund and Whitney Debt Fund, with respect to which shares Whitney, Whitney Equity Fund and Whitney Debt Fund disclaim beneficial ownership. Each of Whitney, Whitney Equity Fund and Whitney Debt Fund disclaims beneficial ownership of the shares of Common Stock owned by the others and disclaims the existence of a group with respect to the Common Stock of the Issuer.

                                         13G                        Page 8 of 9

                                          0 shares for Whitney Debt Fund

                               (iii) sole power to dispose or to direct the disposition of:

                                          1,255,204 shares for J. H. Whitney &
                                          Co.;
                                          1,121,095 shares for Whitney Equity
                                          Fund; and
                                          171,144 shares for Whitney Debt Fund

                               (iv) shared power to dispose or to direct the disposition of:

                                          0 shares for J. H. Whitney & Co.;
                                          0 shares for Whitney Equity Fund; and
                                          0 shares for Whitney Debt Fund

  Item 5.            Ownership of Five Percent or Less of a Class

                                          Not Applicable.


Item 6.              Ownership of More than Five Percent on Behalf of Another
                     Person

                                          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                                          Not Applicable.


Item 8.              Identification and Classification of Members of the Group

                                          Not Applicable

Item 9.              Notice of Dissolution of Group

                                          Not Applicable.

Item 10.             Certification

                                          Not Applicable.

                                      13G                           Page 9 of 9

                                    SIGNATURE

           After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date:      May 9, 1997           J.H. WHITNEY & CO.


                                 /s/Daniel J. O'Brien
                                 ----------------------------------------
                                 By: Daniel J. O'Brien, General Partner

                                 WHITNEY 1990 EQUITY FUND, L.P.

                                 /s/Daniel J. O'Brien
                                 ----------------------------------------
                                 By: Daniel J. O'Brien, General Partner

                                 WHITNEY SUBORDINATED DEBT FUND, L.P.

                                 /s/Daniel J. O'Brien
                                 ----------------------------------------
                                 By: Daniel J. O'Brien, General Partner


Attention:           Intentional misstatements or omissions of fact constitute
                     Federal criminal violations (See 18 U.S.C. 1001)